

Notice to the Oslo Stock Exchange

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 2254 4430

Date: 18 February 2005

ORK – Trade subject to notification – options

On 17 February 2005, in connection with its option programme, Orkla exercised 3,333 options at a strike price of NOK 135.

After exercise of options, Orkla's holding of Orkla shares is reduced to 6,408,732. A total of 1,863,840 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 448,500 syntetic options of the cash bonus programme.

